UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 December 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Daily Buyback Notice dated 13 December 2012
2.	Daily Buyback Notice dated 14 December 2012
3.	Daily Buyback Notice dated 17 December 2012
4.	Media release- Telecom finishes buyback for 2012 calendar year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 17 December 2012	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

Laura Byrne Company Secretary Market Information Services Section NZX Limited Wellington 13 December 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 12 December 2012.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	3,272,059

c)	Average consideration per security acquired	$2.1931

d)	Payment type	Cash Payment

e)	Any amount paid up (if not in full)	Not applicable

f)	Percentage of total securities acquired	0.1790%

g)	Reason for acquisition	Return of surplus capital to shareholders

h)	Specific authority for the acquisition	Directors’ Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,824,612,392

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	12 December 2012

Yours faithfully

/s/ Laura Byrne

Laura Byrne

Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Laura Byrne Company Secretary Market Information Services Section NZX Limited Wellington 14 December 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 13 December 2012.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	3,999,991

c)	Average consideration per security acquired	$2.1576

d)	Payment type	Cash Payment

e)	Any amount paid up (if not in full)	Not applicable

f)	Percentage of total securities acquired	0.2192%

g)	Reason for acquisition	Return of surplus capital to shareholders

h)	Specific authority for the acquisition	Directors’ Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,820,673,856

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	13 December 2012

Yours faithfully

/s/ Laura Byrne

Laura Byrne

Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Laura Byrne Company Secretary Market Information Services Section NZX Limited Wellington 17 December 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 14 December 2012.

Details of the acquisition are as follows:

a)	Security Acquired	Ordinary Shares
	ISIN	NZTELE0001S4

b)	Number of securities acquired	3,732,334

c)	Average consideration per security acquired	$2.1715

d)	Payment type	Cash Payment

e)	Any amount paid up (if not in full)	Not applicable

f)	Percentage of total securities acquired	0.2050%

g)	Reason for acquisition	Return of surplus capital to shareholders

h)	Specific authority for the acquisition	Directors’ Resolution

i)	Any terms of the acquisition	Not applicable

j)	Total number of securities after acquisition	1,816,941,522

k)	Intentions for shares acquired	Cancellation

l)	Date of acquisition	14 December 2012

Yours faithfully

/s/ Laura Byrne

Laura Byrne

Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

MEDIA RELEASE 17 December 2012

Telecom finishes buyback for 2012 calendar year

Telecom announced in February 2012 it would undertake an on-market share buyback of up to NZ$300 million during the 2012 calendar year, to reset Telecom’s capital structure.

Telecom has now finished the on-market share buyback for the 2012 calendar year. 118,577,138 ordinary shares have been acquired under the buyback. The total consideration paid for the shares is NZ$282,865,977, which represents approximately 94% of the maximum aggregate purchase price payable under the buyback programme.

The average price paid for the shares bought back under the buyback during the 2012 calendar year is NZ$2.39.

ENDS

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor queries, please contact:

Mark Laing

GM Capital Markets & Investor Relations

Telecom New Zealand

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand